3/18/2002

02019376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 45588

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECEIVED MAR 05 2002 143 SEC MAIL PROCESSING SECTION WASH., D.C.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Farrell Marsh & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Railroad Avenue
(No. and Street)

Greenwich, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Farrell 203-861-2236
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellenbogen Rubenstein Eisdorfer & Co., LLC
(Name — if individual, state last, first, middle name)

440 Park Avenue, 5th Floor (Address) New York, (City) N.Y. (State) 10016 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/21/02 S.S

OATH OR AFFIRMATION

I, William L. Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farrell Marsh & Co., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

____

____

____

William L. Farrell
Signature

President
Title

Marianne Piccirillo
Notary Public

My Commission Exp. Apr. 30, 2006

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- ✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARRELL MARSH & CO.
(An S Corporation)

CONTENTS

Year Ended December 31, 2001

RSSM
ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Farrell Marsh & Co.

We have audited the accompanying statement of financial condition of Farrell Marsh & Co. (an S corporation) as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farrell Marsh & Co. as of December 31, 2001, and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 16, 2002

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

FARRELL MARSH & CO.
(An S Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

Assets	
Cash	$ 351,310
Loan receivable – officer	4,996
Prepaid expenses and other assets	9,304
Property and equipment, net of accumulated depreciation of $199,108	62,518
Security deposits	93,681
Total assets	$ 521,809
Liabilities and Shareholders' Equity	
Liabilities:	
Accrued expenses	$ 44,996
Tenant security deposit	14,288
Profit sharing plan contribution	86,085
Total liabilities	145,369
Commitments and contingencies (Note 4)	
Shareholders' equity:	
Common stock, $0.10 par value; authorized 1,000 shares; 200 shares issued and outstanding	20
Additional paid-in capital	645,246
Accumulated deficit	(268,826)
Total shareholders' equity	376,440
Total liabilities and shareholders' equity	$ 521,809

The accompanying notes are an integral part of these financial statements.

FARRELL MARSH & CO.
(An S Corporation)

STATEMENT OF OPERATIONS

Year Ended December 31, 2001

Revenue – fees (Note 1)	$ 6,964,468
Expenses:	
Employee compensation and benefits	5,871,915
Communications	38,427
Occupancy	192,118
Other expenses	452,823
	6,555,283
Income before provision for income taxes	409,185
Provision for income taxes (Note 1)	6,400
Net income	$ 402,785

The accompanying notes are an integral part of these financial statements.

FARRELL MARSH & CO.
(An S Corporation)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$ 20	$ 645,246	$ (221,611)	$ 423,655
Net income	-	-	402,785	402,785
Distributions	-	-	(450,000)	(450,000)
Balance, December 31, 2001	$ 20	$ 645,246	$ (268,826)	$ 376,440

The accompanying notes are an integral part of these financial statements.

FARRELL MARSH & CO.
(An S Corporation)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 402,785
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	34,560
Change in assets and liabilities:	
Decrease in accounts receivable	9,195
Decrease in prepaid assets and other assets	1,107
Increase in security deposits	(83,107)
Increase in profit sharing plan contribution	7,085
Increase in accrued expenses	21,401
Net cash provided by operating activities	393,026
Cash flows used in investing activities:	
Tenant security deposit	14,288
Acquisition of property and equipment	(29,244)
Increase in officer's loan	(1,345)
Net cash used in investing activities	(16,301)
Cash flows used in financing activities:	
Distributions to shareholders	(450,000)
Net cash used in financing activities	(450,000)
Net decrease in cash	(73,275)
Cash:	
Beginning of year	424,585
End of year	$ 351,310

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Farrell Marsh & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission. The Company raises discretionary capital for private equity, real estate, hedge funds and limited partnerships on a percentage fee basis. The Company does not arrange public offerings.

Basis of Presentation

The financial statements include the accounts of Farrell Marsh & Co. which reflects the Company's single business activity of investment banking.

Property and Equipment

Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets ranging from five to seven years. Maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company has elected to be taxed as an "S" corporation. An "S" corporation generally pays no federal income taxes and passes through substantially all its tax attributes to the shareholders of the Company. The Company is subject to certain state franchise taxes.

Revenue

Revenue consists of investment banking fees which are recorded when earned pursuant to contract terms. Revenues are recorded when collected, if there are any uncertainties.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. Concentration of Credit Risk

The Company maintains cash balances with high credit quality financial institutions. As of December 31, 2001, the amount in excess of insured limits was $262,000.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $225,631, which was $215,939 in excess of its required net capital of $9,692. The

Company's aggregate indebtedness to net capital was .706 to 1 as of December 31, 2001.

4. Commitments and Contingencies

The Company leases commercial space and transportation equipment under long-term noncancelable operating leases. The leases for commercial space expire in the year 2007 and certain of the leases contain escalation clauses. The leases for transportation equipment expire in the year 2003.

For the year ended December 31, 2001, rent amounted to $121,360, net of sublease income of $19,789. Lease expense amounted to $35,026 for the period.

The following is a schedule by years of future minimum lease payments as of December 31, 2001, excluding sublease income:

Year Ending December 31,	Operating Leases Premises	Operating Leases Equipment
2002	$ 174,000	$ 17,500
2003	155,000	14,600
2004	111,000	-
2005	107,000	-
2006	107,000	-
Thereafter	18,000	-
	$ 672,000	$ 32,100

The Company sublets space in one of its premises through January 31, 2003. The minimum future rental payments have not been reduced by $23,500 of sublease rentals to be received in the future under the non-cancelable sublease.

5. 401(k) Retirement Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. Participating employees may contribute up to 15% or up to $10,500 of their eligible compensation. The Company at its discretion may make matching contributions. For the year ended December 31, 2001 the Company's matching contributions aggregated $86,085.

OTHER FINANCIAL INFORMATION

OTHER FINANCIAL INFORMATION

Year Ended December 31, 2001

Schedule A – General and Administrative Expenses

Officers' compensation and benefits	$ 4,700,000
Employee compensation and benefits	1,041,134
Payroll taxes	130,781
Occupancy costs	132,882
Reimbursable expenses	103,215
Communications	38,427
Transportation	38,002
Travel and auto expenses	51,232
Professional development and subscriptions	23,159
Leased equipment	9,432
Office supplies and expenses	19,074
Outside services and postage	30,730
Professional fees	41,590
Depreciation	34,560
Entertainment and meals	14,654
Retirement plan	86,085
Insurance	49,677
Licenses and permits	10,649
	$ 6,555,283

See independent auditors' report.

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

Board of Directors
Farrell Marsh & Co.

We have audited the accompanying statement of financial condition of Farrell Marsh & Co. (an S corporation) as of and for the year ended December 31, 2001, and have issued our report thereon dated January 16, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 16, 2002

FARRELL MARSH & CO.
(An S Corporation)

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2001

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital:		
Total shareholders' equity		$ 376,440
Less non-allowable assets:		
Loan receivable – officer	$ 4,996	
Property and equipment	62,518	
Security deposits	93,681	
Prepaid expenses and other assets	9,304	170,499
Net capital before haircuts		205,941
Haircuts		-
Net capital		$ 205,941
Aggregate indebtedness:		
Accrued expenses		$ 44,996
Tenant security deposit		14,288
Profit sharing plan contribution payable		86,085
Total aggregate indebtedness		$ 145,369
Computation of basic net capital requirement:		
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 200,941
Excess net capital at 1,000 percent		$ 191,404
Aggregate indebtedness to net capital		.706 to 1

See independent auditors' report on supplementary information.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Farrell Marsh & Co.

In planning and performing our audit of the financial statements of Farrell Marsh & Co. (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We did not review the practices and procedures followed by the Company in any of the following, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weakness as defined above, except for the following:

The size of the business and resultant limited number of employees creates practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors and shareholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 16, 2002